

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Taylor Zhang
Chief Financial Officer
TenX Keane Acquisition
420 Lexington Ave Suite 2446
New York, NY 10170

>   **Re: TenX Keane Acquisition**
>   **Schedule 14A Preliminary Proxy Statement**
>   **Filed December 28, 2023**
>   **File No. 001-41534**

Dear Taylor Zhang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Tammara Fort, Esq.